Mail Stop 0306

December 10, 2004



Mr. Forbes I. J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716


	RE:	Jabil Circuit, Inc.
		Form 10-K for the fiscal year ended August 31, 2004
		File No. 0-21308

Dear Mr. Alexander:

      We have limited our review of your filing to monitor only of your financial statements and Management`s Discussion and Analysis, and have the following comments. If you disagree with any comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 8-K dated September 21, 2004

1. We note that you present your non-GAAP measures in the form of a
Non-GAAP Consolidated Statement of Income. This format may be confusing to investors as it also reflects non-GAAP measures, including adjusted earnings before taxes and adjusted income tax expense, which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. These disclosures must be included in the Form 8-K itself.
* In future filings, to eliminate investor confusion, please remove the Non-GAAP Consolidated Statement of Income and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Angela Crane, Staff Accountant, at (202)
942-
1931 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 942-
1984
with any other questions.

							Sincerely,



							Martin F. James
							Sr. Assistant Chief Accountant

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Mr. Forbes I. J. Alexander
Jabil Circuit, Inc.
December 10, 2004
Page 1 of 3



Mr. Forbes I. J. Alexander
Jabil Circuit, Inc.
December 10, 2004
Page 2 of 3